ASHWORTH, MITCHELL, BRAZELTON PLLC
                               4225 N. BROWN AVE.
                              SCOTTSDALE, AZ 85251



To  The Board of Directors
American Southwest Holdings (formerly Namibian Copper Mines, Inc)

We have reviewed the balance sheet of American Southwest Holdings, Inc, (Formerly Namibian Copper Mines, Inc.), a Developmental Stage Company, as of June 30, 2002 and 2001, and the related statements of income, owner's equity, and cash flows for the periods then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of American Southwest Holdings, Inc.

A review consists principally of inquires of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.


Ashworth, Mitchell, Brazelton, PLLC
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August 7, 2002